Exhibit 99.1

Aphria Inc. Files Amended and Restated Base Shelf Prospectus

Increases Shelf Prospectus by USD $50 Million to Accommodate Equity to be Issued as Part of Consideration for the Acquisition of SweetWater

LEAMINGTON, ON, Nov. 20, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, today announced that it has filed an amended and restated short form base shelf prospectus (the "Shelf Prospectus") with the securities regulators in each of the provinces and territories  of Canada, and a corresponding shelf registration statement on Form F–10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC").  This Shelf Prospectus, among other things, increases the amount available under the Company's original base shelf prospectus by USD $50 million, which will be used to qualify and register the resale of the common shares of the Company issued as partial consideration pursuant to the terms of the previously disclosed agreement  to acquire SW Brewing Company, LLC ("SweetWater").

The Shelf Prospectus and Registration Statement allows the Company and/or selling security holders to make offerings of common shares, debt securities, subscription receipts, convertible securities, rights, units, warrants or any combination thereof of up to an aggregate of USD $550 million (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of any offering) during the 25-month period that the Shelf Prospectus is effective.

The entire USD $500 million allocated under the original prospectus and registration statement has been used for previous issuances or reserved for the issuance of shares underlying warrants and the resale of the convertible notes and/or the common shares issuable upon conversion of the notes by the holders of such securities.   Should the Company and/or selling security holders decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

The Registration Statement has been filed with the SEC but has not yet become effective. No securities of the Company may be sold nor may offers to buy such securities be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships, and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores or pharmacies (as applicable); the ability of the Company to complete the acquisition of SweetWater; general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions, or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/aphria-inc-files-amended-and-restated-base-shelf-prospectus-301178095.html

SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2020/20/c9075.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 09:08e 20-NOV-20